September 26, 2022

Mr. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (“Trust” or the “Registrant”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Marquigny:

You recently provided comments relating to Post-Effective Amendment No. 416 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 417 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission on August 4, 2022 under Rule 485(a)(1) under the 1940 Act (the “Amendment”), with respect to the Trust’s OTG Latin America Fund, a series of the Trust (the “Fund”). This letter is in response to these comments.

Request for Selective Review

1.	Comment: Represent that the Amendment amends the Prospectus and SAI for only the Fund and makes no changes to other series of the Trust.

Response: The Trust confirms that the Amendment relates only to the Fund and makes no changes to any other series of the Trust.

Prospectus Cover Page

2.	Comment: Note that EDGAR shows a Class C Shares as well as Class A Shares and new Institutional Shares with respect to the Fund. Explain whether Class C Shares are offered in a separate Prospectus, or are not being offered, and revise the statement on the cover page of the Prospectus accordingly.

Response: The Fund terminated its Class C Shares. Only Class A Shares and the new Institutional Class Shares are being offered in the Fund, and they are both included in the Prospectus filed as part of the Amendment.

Prospectus Risk Return Summary - Fees and Expenses Table

3.	Comment: Revise the statements in the preamble to the Fees and Expenses Table for the Fund to be consistent with the requirements of Form N-1A, Item 3.

Response: The Trust has revised the disclosures as you have requested and included these revised disclosures in preamble to the Fees and Expenses Table below in response to Question #4. The Trust has included any applicable page number cross-references in the disclosure.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

4.	Comment: Please provide a copy of the Fund’s Fees and Expenses Table and Example as part of the Correspondence filing.
Response: A copy of the Fee and Expense Table and example are included here:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in the section “Distribution Arrangements” on page 33 of this prospectus and in the section “Distribution” on page 32 of the Fund’s statement of additional information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Institutional Class Shares
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.00%	None
Maximum deferred sales charges (load) (as a percentage of the NAV at time of purchase)	None(1)	None
Redemption Fee (if redeemed within 60 days of purchase as a percentage of amount redeemed)	2.00%	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.10%	1.10%
Distribution (12b-1) and Service Fees	0.25%	None
Other Expenses	1.38%	1.38%(2)
Total Annual Fund Operating Expenses	2.73%	2.48%
Fee Waivers and/or Expense Reimbursements(3)	(0.78%)	(0.78%)
Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements)(3)	1.95%	1.70%

(1)	With respect to certain purchases made without the imposition of a sales charge at the time of purchase, you may be charged a 1.00% redemption fee on Class A Shares if you redeem your shares within one year after you purchase them.

(2)	Other expenses for the Institutional Class Shares have been estimated for the current fiscal year.

(3)	OTG Asset Management, Ltd. (the “Adviser”) has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (exclusive of interest, distribution fees pursuant to Rule 12b-1 Plans, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of business) do not exceed 1.70% of the average daily net assets of the Fund until at least July 31, 2024. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within the three years following the date such waiver and/or reimbursement was made, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. The Trust and the Adviser may terminate this expense limitation agreement prior to July 31, 2024 only by mutual written consent.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The calculation of costs for the one-year period takes into account the effect of the Adviser’s agreement to waive fees and/or reimburse expenses, and the calculation of costs for the remaining periods takes such fee waivers and/or reimbursements into account only for the period such agreement is in effect. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
Class A Shares	$688	$1,235	$1,807	$3,354
Institutional Class Shares	$198	$722	$1,271	$2,776

5.	Comment: In footnote number 2 to the Annual Operating Expenses Table, identify the Share class to which the footnote relates with respect to restatement of Other Expenses to exclude proxy costs not expected to occur during the current fiscal year.

Response: The Trust has revised footnote number 2 to the Annual Operating Expense Table to state that Other Expenses are estimated for the new Institutional Class Shares for the current fiscal year.

Prospectus Risk Return Summary – Expense Example

6.	Comment: With respect to the preamble to the Expense Example, state that the impact of fee waivers or payment of Fund operating expenses on the Example is limited to the period of the contractual waiver. Confirm that any recoupment period for the Fund’s adviser with respect to such fee waivers or payment of Fund operating expenses doesn’t exceed thirty-six months.

Response: The Fund has included this statement in the preamble to the Expense Example, as referenced above in the response to Comment #4. The Trust has confirmed that the recoupment period for the Fund’s adviser with respect to such fee waivers or payment of Fund operating expenses doesn’t exceed thirty-six months.

Prospectus Risk Return Summary – Investments, Risks and Performance

7.	Comment: The heading titled “Average Annual Returns for Periods Ended December 31, 2021” includes an asterisk at the end of the heading. Please identify the disclosures applicable to the asterisk or remove the asterisk, as applicable.

Response: The asterisk following the heading “Average Annual Returns for Periods Ended December 31, 2021”; preceding the performance table is to disclose as follows: * As of December 31, 2021, there were no Institutional shares outstanding for the Fund. This disclosure will be included immediately below the performance table in the Prospectus.

Statement of Additional Information

8.	Comment: If the new Institutional Share Class is to be subject to an expense limitation agreement, please disclose the details of the agreement in the SAI under the heading “Investment Adviser” and revise the Fees and Expenses Table in the Prospectus accordingly.

Response: The Fund is subject to an Expense Limitation Agreement, which isn’t broken out by Share Class. The details as to the Expense Limitation Agreement are disclosed in the Fees and Expenses Table in the Prospectus as well as in the SAI.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively